Exhibit 99.164

enCore Energy Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Expressed in Canadian Dollars)

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

Set out below is a review of the activities, results of operations and financial condition of enCore Energy Corp. and its subsidiaries (“enCore”, or the “Company”) for the nine months ended September 30, 2022 and 2021. The following information, prepared as of November 28, 2022 should be read in conjunction with the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2022 and 2021, and the accompanying notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar figures included in management’s discussion and analysis (“MD&A”) are quoted in Canadian dollars unless otherwise indicated. Additional information related to the Company is available on SEDAR at www.sedar.com.

COMPANY BACKGROUND

enCore Energy Corp. was incorporated on October 30, 2009 under the Laws of British Columbia and is principally engaged in the acquisition and exploration of uranium resource properties in the United States. The Company is a reporting issuer in British Columbia, Alberta and Ontario, and trades on the TSX Venture Exchange (symbol “EU”) and on the OTCQB Venture Market (symbol “ENCUF”).

DESCRIPTION OF THE BUSINESS

enCore Energy Corp.’s business objective is to be a leading, low cost and profitable in-situ recovery uranium producer in the United States. Uranium market conditions are improving as a result of realization of market supply-demand fundamentals and a shift toward de-globalization in the nuclear industry. There are many factors contributing to the change in global fundamentals including continued deferment of re-starts of existing standby and new primary sources of supply, along with a continued increase in the number of operating nuclear reactors and reactors under construction. According to the World Nuclear Association, globally there are 439 reactors operating, 54 reactors under construction, and 96 reactors planned for construction. Nuclear energy, fueled by uranium, is gaining acceptance as a clean and reliable energy source, a clearly superior choice for the world. The growing urgency to reduce carbon emissions world-wide has pushed nuclear energy generation to the forefront, with the United States being the world’s largest consumer of uranium. Currently, the U.S. is completely reliant on imported uranium, but as geopolitical changes are forcing the shift to deglobalize supply chains, domestic nuclear power utilities are looking to the U.S. as a source of uranium to secure a domestic supply chain and diversify their demand away from Russia, Kazakhstan, and China.

enCore’s business objective represents a powerful economic opportunity in the changing uranium market.

The enCore team is led by industry experts with extensive knowledge and experience in all aspects of in situ recovery (ISR) uranium operations and the nuclear fuel cycle. Our strong technical team forms the basis for our strength, including expertise in ISR operations, reclamation, permitting and exploration. We have a broad set of uranium assets that provide a growing production pipeline that includes near-term production, advanced development, longer term production sources, and exploration projects. Our team utilizes a collection of multiple data bases of United States assets allowing us to benefit exclusively in the uranium sector from historic drilling data in our exploration efforts. We have leveraged that data to acquire near-term production uranium properties. With our skilled, experienced technical team and workforce, we operate with phenomenal safety records.

With our diverse portfolio of uranium projects, enCore is prioritizing those projects that will utilize in-situ recovery (ISR) technology to produce uranium. ISR, when compared to conventional open pit or underground mining, requires less capital and operating expenditures with a shorter lead time to extraction and a reduced impact on the environment, including minimizing groundwater use. Compared to conventional underground and open pit uranium mining and milling, the historic worker safety record in the ISR segment of the industry has been unsurpassed in the mining industry overall.

To support our production pipeline and development plans, we have a uranium sales strategy supported by a base structure of term supply agreements while preserving exposure to the spot market. This strategy assures that we will have committed sales to support the capital necessary for construction of new projects, and we will maintain flexibility to be opportunistic as market conditions continue to change in favorable ways. In 2021, we announced two term supply agreements, one with UG USA and one with a Fortune 150 U.S. nuclear utility. Combined, we have secured 3.0 million pounds U3O8 in committed uranium sales from 2023 to 2027. Two of the commitments provide the optionality to extend with an additional 1.2 million pounds UO to 2030. We will continue to assess opportunities to secure future term agreements that will support our continued project and production growth strategy.

In Texas, our production strategy is centered on our two fully licensed central processing plants located at the Rosita Project and Kingsville Dome Project, and it utilizes relocatable satellite plants located at the ISR wellfields where the uranium is produced. We utilize an alkaline leach chemistry that is formed using native groundwater, oxygen, and sodium bicarbonate (baking soda). Our uranium ore bodies are highly amenable to this chemistry. As the uranium-loaded groundwater is pumped to the surface, the uranium is collected on ion exchange (IX) resin and the barren groundwater is refortified with oxygen and reused. The loaded resin is then transferred by truck to the Central Processing Plant, where the uranium is recovered, concentrated, dried, and packaged. The barren resin is transported back to the satellite plant located at the production wellfield for reuse. This approach provides a low-cost production model that allows us to produce from a diverse set of uranium properties in multiple remote locations.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

Our fully licensed and 100% owned Central Processing Plant at the Rosita Project (Rosita Plant) is our starting point for our Texas operating strategy. It is located approximately 60 miles from Corpus Christi, Texas and has a 800,000 pound UO per year capacity, recently modernized and refurbished. The plant is on schedule and on budget to meet a 2023 production target. The Rosita Plant will act as the central processing site for the Rosita Extension, Rosita South, and Upper Spring Creek Uranium Projects. These are the immediately planned production wellfields that support our objective of a production start to meet our firm sales commitments. The Central Processing Plant at the Kingsville Dome Project (Kingsville Dome Plant) will be maintained to be available to increase production capacity as additional satellite plants and production wellfields are brought into production.

Simultaneous to advancing production in Texas, we are advancing our production pipeline in other states where we have uranium projects. Notably, the advanced stage Dewey-Burdock Uranium Project (Dewey-Burdock) in South Dakota has demonstrated ISR resources coupled with robust economics. The project has its source material license from the U.S. Nuclear Regulatory Commission and its injection permits from the U.S. Environmental Protection Agency. We are currently advancing work on the remaining permitting effort with the expectation that cash flow from our Texas operations will support the buildout of Dewey-Burdock for production. We have also started the initial permitting work to advance the Gas Hills Uranium Project (Gas Hills) as an ISR uranium recovery operation located in Central Wyoming, approximately 60 miles west of Casper, WY. Gas Hills is currently at PEA stage, and it is ideally located in the historic Gas Hills Uranium Mining District. We have Dewey-Burdock and Gas Hills as our mid-term production assets within our planned production pipeline.

Our assets in New Mexico represent a significant piece of our long-term assets in our planned production pipeline. enCore has successfully acquired a dominant position in the historic uranium districts in New Mexico, and it controls a significant mineral endowment that has a minimal holding cost. We believe that there is significant work necessary to overcome legacy issues related to historic uranium mining and milling, and we are executing an engagement strategy with local communities to support expected licensing and permitting work necessary to unlock the value of that endowment. Additionally, we have significant mineral holdings in Wyoming, Arizona, Utah, and Colorado that can have their value unlocked through additional exploration or potential monetization through consolidation and possible divestment.

At enCore, we have a clear pathway to production across the United States and are focusing our expansion efforts in jurisdictions with well-established regulatory environments for the development of ISR uranium projects such as Texas and Wyoming. We are leveraging the near-term production assets in South Texas to support our South Dakota-based Dewey-Burdock and Wyoming-based Gas Hills projects for mid-term production opportunities with advanced projects and established resources. We will leverage mineral rights in historically successful mining areas that have had past exploration and extraction activities. Our significant New Mexico uranium resource endowment provides long-term opportunities and an opportunity to establish mutually beneficial relationships with indigenous communities. We also support local communities with local hiring and capital spending in the communities where we work.

CORPORATE HIGHLIGHTS

On February 15, 2022, the Company entered into an agreement to forward purchase 200,000 pounds U3O8 from a third party. The agreement allows the Company to acquire uranium in 2023 at a fixed price, and the Company has prepaid a portion of the forward purchase price to secure the purchase agreement.

On February 28, 2022, the Company sold 100,000 pounds U3O8 for US$42.50 per pound for realized revenue of US$4,250,000.

In February 2022, the U.S. Nuclear Regulatory Commission (“NRC”) approved the indirect change of control over the Dewey-Burdock Source and By-Product Materials License, enabling the Company to receive, acquire, possess, and transfer natural uranium and byproduct material in any form without restriction on quantity, at the Dewey-Burdock Project in Fall River and Custer Counties, South Dakota.

On March 25, 2022, the Company completed a “bought deal” prospectus offering pursuant to which the Company sold an aggregate of 19,607,842 units of the Company at a price of $1.53 per unit for aggregate gross proceeds of $29,999,998.26. Each unit was comprised of one Common Share and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder thereof to purchase one Common Share at an exercise price of $2.00 until March 25, 2024. The Company paid the underwriters a cash commission of $1,612,499.93 and issued an aggregate of 1,053,922 compensation options of the Company. Each compensation option is exercisable to acquire one Common Share at an exercise price of $1.53 per share until March 25, 2024. The Company plans to use the net proceeds to maintain and advance the Company’s material properties, acquire properties, plant upgrades, maintenance and refurbishment, and for general corporate and working capital purposes.

On April 11, 2022, the Company announced positive results from its on-going uranium delineation and exploration drill programs at the Rosita Project. Highlights of the Rosita South uranium delineation and exploration drill programs include: (a) 32 drill holes reported for a total of ~11,000 feet including 20 delineation drill holes and 12 exploration drill holes; (b) the exploration drilling has identified 8 mineralized sands plus an additional 4 potentially mineralized sands, all within 800 feet of the surface, which provide opportunities for discovery of future uranium resources across the entire Rosita project; and (c) Delineation drill results established an extension of mineralization in the Production Area which supports the start-up of the Rosita Plant expected next year.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

On May 3, 2022, the Company appointed Mr. Peter Luthiger as Chief Operating Officer. Mr. Luthiger will be responsible for the commissioning and operation of the Rosita Uranium Processing Plant in South Texas.

On May 20, 2022, the Company completed the sale of Cibola, including its holding of Ceboletta, to Elephant Capital pursuant to the Share Purchase Agreement with Elephant Capital dated August 27, 2021. Subsequently, on May 24, 2022, the Company acquired 11,308,250 common shares of Future Fuel, representing approximately 15.90% on an undiluted basis of the outstanding shares of American Future Fuel Corporation (formerly, Evolving Gold Corp.) (“Future Fuel”) (CSE: AMPS), and a cash payment of $250,000 USD in exchange for common shares of Elephant Capital previously held by the Company pursuant to a definitive share purchase agreement dated April 14, 2022 among Future Fuel, Elephant Capital, and the former shareholders of Elephant Capital.

On June 1, 2022, the Company appointed Susan Hoxie-Key, MSc, P.E., as a director of the Company. Ms. Hoxie-Key brings over 40 years of engineering experience in the nuclear fuel industry.

On June 28, 2022, the Company secured a uranium purchase sales agreement with a United States based nuclear power company. The agreement is a multi-year agreement commencing in 2025 and covers up to 600,000 pounds of U3O8 based on market pricing with a floor price that assures the Company’s costs of product are met. The agreement includes an inflation-adjusted ceiling price higher than the current uranium spot market pricing providing the U.S. nuclear power plant assurance of cost certainty.

On July 15, 2022, the Company appointed Gregory Zerzan as Chief Administrative Officer and General Counsel. Mr. Zerzan held several prominent government and private sector leadership positions, including most recently Principal Deputy Solicitor of the United States Department of the Interior.

On August 5, 2022, the Company entered into an agreement to forward purchase 100,000 pounds U3O8 from a third party. The agreement allows the Company to acquire uranium in 2023 at a fixed price, and the Company has prepaid a portion of the forward purchase price to secure the purchase agreement.

On September 14, 2022, the Company consolidated its common shares on a one (1) post-consolidation share for every three (3) current shares basis.

The Company has applied to list its Common Shares on NASDAQ. Completion of the listing is subject to the Company meeting all listing requirements, including minimum share price. The Company does not currently have an estimated time for the Common Shares to begin trading on NASDAQ or another America stock exchange.

On November 1, 2022, the Company announced that it has completed the refurbishment and modernization of its Rosita processing plant and has subsequently commenced commissioning work. Following commissioning work, the Rosita Project will be ready to start receiving loaded resin. Monitor well installation, baseline water quality analysis, and hydrological testing will be completed as part of the Production Area Authorization (PAA) process with the Texas Commission on Environmental Quality. (TCEQ). Wellfield installation will begin immediately following the submittal of the PAA data package to the TCEQ. All activities are on track and on budget for a projected 2023 production start.

On November 3, 2022, the Company announced that as a component of its on-going Non-Core Exploration Asset Divestment Strategy, that the Company entered into agreements to sell certain uranium exploration assets to Nuclear Fuels Inc. (“Nuclear Fuels”), a private British Columbia company, for shares in Nuclear Fuels, royalty interests and production back-in rights in the properties. The Company has agreed to sell its Belt Line Resources, Inc. (“Belt Line”) and Hydro Restoration Corporation (“Hydro”) subsidiaries to Nuclear Fuels. Belt Line holds the Moonshine Springs Uranium property in Mohave County, Arizona and Hydro holds the Kaycee Uranium property in Johnson County, Wyoming as well as the Bootheel Uranium project in Albany County, Wyoming. Historic Resource are known on all three projects.

Subsequent to September 30, 2022, the Company issued 802,661 shares pursuant to the exercise of warrants for gross proceeds of $1,534,643.

Subsequent to September 30, 2022, the Company granted incentive stock options to employees to purchase up to 198,334 common shares in the capital of the Company at an average price of $3.58 per share for a five-year period. Vesting will occur over a period of twenty-four months, with an initial 25% of the options vesting six months following the date of grant, followed by an additional 25% of the options every six months thereafter until fully vested.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

Subsequent to September 30, 2022, the Company announced that it had entered into a definitive agreement to acquire Alta Mesa In- Situ Recovery Uranium Project (“Alta Mesa”) from Energy Fuels Inc. for total consideration of US$120 Million.

●	Pursuant to the terms of the Agreement, enCore, through its wholly owned subsidiary enCore Energy US Corp., will acquire all of the limited liability company membership interests in each of the three Texas limited liability companies which collectively own and control Alta Mesa, being EFR Alta Mesa LLC, Leoncito Plant, LLC and Leoncito Project, LLC from EFR White Canyon Corp. (“EFR White Canyon”), a wholly owned subsidiary of Energy Fuels. enCore will additionally assume the reclamation obligations and surety bonds associated with Alta Mesa in exchange for paying to Energy Fuels the cash equivalent of the existing collateral.

●	The Consideration payable to Energy Fuels consists of US$60 million in cash and A US$60 million secured vendor take- back convertible promissory note (the “Note”) with EFR White Canyon. The Note will have a two (2) year term and will bear interest at a rate of 8% per annum payable on June 30th and December 31st of each year during the term. The Note will be convertible at the election of the holder, to acquire common shares of enCore at a price equal to a 20% premium to the volume weighted average price of the enCore shares for the 20 consecutive trading days immediately prior to the closing of the Transaction. Energy Fuels has agreed not to transact with the common shares of enCore received on conversion of the Note, including hedging and short sales, with exceptions for sale transactions of up to US$10 million in value in any 30- day period, block trades and underwritten distributions. In addition, Energy Fuels has agreed to standard standstill provisions restricting additional acquisitions of enCore securities.

●	The board of directors of enCore (the “Board”), after consultation with its financial and legal advisors, and after receiving a unanimous recommendation from a special committee of the Board comprised of independent directors (the “Special Committee”), has unanimously approved the Transaction. The Board, in conducting its review of the Transaction, was advised by Haywood Securities Inc. (“Haywood”) and received a fairness opinion from Haywood which determined that, in Haywood’s opinion, based upon and subject to the assumptions, limitations and qualifications set out therein, the consideration to be paid by enCore in connection with the Transaction is fair to enCore. The Special Committee, in its review and evaluation of the Transaction, additionally received its own separate fairness opinion from Clarus Securities Inc. (“Clarus”) which determined that, in Clarus’s opinion, based upon and subject to the assumptions, limitations and qualifications set out therein, the consideration to be paid by enCore in connection with the Transaction is fair to enCore.

●	The Transaction is subject to customary closing conditions, including enCore completing a financing to fund the cash portion of the purchase price and approval by the TSX Venture Exchange (the “Exchange”), and available funds.

Subsequent to September 30, 2022, the Company entered into an agreement with Canaccord Genuity Corp., on behalf of a syndicate of underwriters, pursuant to which the Underwriters have agreed to purchase, on a “bought deal” private placement basis 20,000,000 subscription receipts of enCore at a price of C$3.00 per Subscription Receipt for aggregate gross proceeds to enCore of C$60 million. The Company has granted the Underwriters an over-allotment option exercisable to purchase up to an additional 3,000,000 Subscription Receipts at the Issue Price until 48 hours prior to the closing of the Offering.

INDUSTRY TRENDS AND OUTLOOK

The uranium spot price closed the third quarter at approximately $48 (USD) per pound UO following a period earlier in 2022 where there was significant appreciation as a result of several factors. Geopolitical uncertainty continued to define the nuclear fuel markets that started with unrest in Kazakhstan in early January and was further amplified by the Russian invasion of Ukraine in late February. The supply chain concerns as a result these two events have led both governments and nuclear utilities, in particular those that have been heavily reliant on Russian nuclear fuels, to consider alternatives. Currently, the global nuclear industry relies on Russia for approximately 14% of its supply of uranium concentrates, 27% of conversion supply and 39% of enrichment capacity. Further, transportation risks have manifested as the most immediate concern. Sanctions on Russia, government restrictions, and the restrictions on and cancellations of some cargo insurance coverage create uncertainty about the reliability of uranium shipments from Central Asia.

The continuing geopolitical uncertainty has created pressure on all segments of the nuclear fuel cycle. While the spot price for uranium has increased by 15% in 2022, year to date spot prices for conversion and enrichment have increased 136% and 67%, respectively. Despite the recent increase in prices across most segments of the fuel cycle, years of underinvestment in new production capacity combined with supply chain challenges on uranium mining and processing has shifted the supply risk from producers to utilities.

Uranium remains a highly trade-dependent commodity, and that is further amplified in the U.S. where domestic uranium production remains sidelined due to markets forcing the world’s largest uranium market to be 100% reliant on imports. Nearly 80% of the world’s primary production is in the hands of state-owned enterprises, and that production occurs in regions that rely on long supply chains to reach their primary markets. Further, the countries where uranium is consumed are enacting policies to extend nuclear power plant life and increased generation, increasing demand, while implementing trade policies, more recently in response to Russia’s invasion of Ukraine, that have further disrupted supply chains and transportation routes.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

According to the International Atomic Energy Agency, there are currently 427 reactors operating globally and 56 reactors under construction. Nuclear power continues to be recognized in more and different policy forums for the role it plays in providing safe, affordable,carbon-free baseload electricity that achieves a low-carbon economy while being a reliable energy source to help countries diversify away from Russian energy. The conflict between national and global climate goals and shifting energy shortages resulting from geopolitical uncertainty has amplified nuclear power’s ability to balance various objectives such as providing: 1.) clean emissions energy generation; 2.) reliable and secure baseload energy; and 3.) affordable generation costs. These objectives have led several countries to reverse planned nuclear plant shutdowns, created opportunities for power upgrades and life extension, accelerated restarts of idled plants, and plans for new builds. Additionally, the future deployment and potential impact of small modular reactors (SMR) and advanced reactors continues to add further demand for nuclear fuels.

The combination of both geopolitical uncertainty and increased support for nuclear for clean energy generation has dramatically changed the supply/demand balance. In the case of U.S. nuclear utilities, there is an increasing move to reliable western uranium supply that has been manifested in the form of further interest in contracting of North American uranium production. We see demand continue to increase for U.S. produced uranium, and the U.S. government continues to consider the means to secure nuclear fuel production capacity in the U.S. as additional, non-traditional demand.

Some recent developments during the 3rd Quarter.

●	On August 16, President Biden signed the Inflation Reduction Act of 2022 (IRA) into law. Through $369 billion (US) in tax incentives and other investments, IRA is the most consequential federal legislation ever enacted to address climate change. The IRA includes significant support for nuclear power with the establishment of a Production Tax Credit to support existing nuclear reactors, and it also provides $700 million (USD) to incentivize the development of domestic sources of high-assay low enriched uranium. This has led to some nuclear utilities filing for life extensions and power upgrades for several U.S. nuclear power plants.

●	The U.S. Government continues to pursue support for a domestic nuclear fuel cycle for at least $3.5 billion. The Department of Energy and Congress are seeking a legislative path to pay to bolster the supply of low-enriched uranium, conversion services and uranium to eliminate US dependence on Russian nuclear fuel imports.

●	Kazatomprom (KAP) announced in August its plan to produce 10% below its total Subsoil Use Contracts level in 2024. This plan is expected to result in increased production in Kazakhstan of about 5 million to 8 million pounds UO in 2024 compared to in 2023, bringing total expected annual uranium production to about 65 million pounds. KAP stated the decision was based on its contracting progress but that it may still face significant challenges to any increase above current production levels due to the current state of global supply chains.

●	Orano announced plans to increase its enrichment production capacity by 30%, which could involve an extension of the Georges- Besse II plant located in France. The cost of the project is estimated at $970M (USD).

●	Sprott Physical Uranium Trust (SPUT) purchased about 2 million pounds U3O8 from July to September bringing total purchases since inception to over 40 million pounds U3O8. The challenging equity markets in recent months have contributed to SPUT shares trading at a discount to net asset value, impacting its ability to raise funds to purchase uranium.

●	China announced plans to accelerate new nuclear projects to combat future electricity shortages, indicating it could raise the number of new reactor construction approvals to ten or more per year. In 2022, there have now been ten new reactor build approvals.

●	Japan’s Prime Minister Kishida pledged to have up to 17 reactors restarted by the summer of 2023 and has asked the government to study the possibility of adding new advanced reactors. In addition, Japan’s nuclear regulator recently confirmed plans to remove regulations that limit the operating life of nuclear power plants to a maximum of 60 years.

●	South Korea announced its 2030 draft energy plan that includes an increase to nuclear power’s share of its energy mix from 30% to 33%, while reducing solar and wind power. In addition, nuclear power has now been included in its green taxonomy, reversing the previous administration’s stance.

●	In France, the government and regulator are working on conditions to extend the operating lives of existing reactors and are planning an “industrial build” program with the start of construction around 2028 for the first two of six new European Pressurized Reactors (EPR) and with plans for eight additional EPRs in the future. The government has also pledged to quickly restart 25 reactors currently offline for maintenance and technical issues with a target to have 50 of 56 French reactors in operation by year end.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

●	Sweden’s right-wing parties combined to form a newly elected majority government and immediately updated their energy policy to be more pro-nuclear. They cited a significant shift away from the previous focus on renewables, changing the previous goal of “100% renewable” electricity by 2040 to “100% fossil free electricity” and are making legislative changes to allow for construction of new nuclear power plants.

●	Belgium shut down its Doel-3 nuclear reactor in September, but government officials are now looking at how to potentially restart the reactor to help mitigate the current energy crisis.

●	Germany’s Chancellor Olaf Scholz has ordered the life extension of Germany’s three remaining reactors until mid-April 2023, keeping them on stand-by due to energy concerns.

●	Egypt began construction on the first of four Russian-built VVER 1200 reactors, at the El-Dabaa Power Plant as the government looks to accelerate the project.

●	In California, Governor Newsom signed a bill seeking to extend operations at the Diablo Canyon Power Plant for five years beyond its current licence, which expires in 2025.

●	Holtec International announced potential plans to restart the Palisades nuclear plant in Michigan, which was prematurely retired in May, taking advantage of loans and tax credits provided in the newly-signed IRA.

●	Southern Company announced fuel loading began in October for Vogtle unit 1, the first of two 1250 MWe AP1000’s under construction in Georgia. The company also confirmed its plans to apply to have the operating licences for its Edwin and Hatch nuclear reactors extended to 80 years. Tennessee Valley Authority announced similar plans for the extension of their Browns Ferry reactor in Alabama.

●	Mexico’s Laguna Verde nuclear plant has been granted 30-year operating life extensions for its two units.

●	In Finland, Teollisuuden Voima Oyj announced Olkiluoto 3, the 1,600 MWe EPR, reached full power on September 30, 2022. Commissioning testing remains ongoing with regular electricity production scheduled to start in December 2022.

●	Ontario Power Generation (OPG) signed an agreement with X-energy to examine deploying their Xe-100 SMRs. In addition, OPG issued a $300 million Nuclear Green Bond, a first-of-its-kind for the company and part of its commitment to be net zero in carbon emissions by 2040. The funds are to be used to finance the refurbishment at its Darlington plant, where extensions to four of the site’s six units were recently announced, enabling them to operate for a further 30 years.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

MINERAL PROPERTIES

enCore holds a portfolio of uranium assets located in New Mexico, South Dakota, Wyoming, Texas, Utah, Colorado, and Arizona in the USA, and is focused on advancing its properties utilizing in-situ recovery.

OREGON
MONTANA
NORTH DAKOTA
MINNESOTA
IDAHO
SOUTH DAKOTA
WYOMING
NEBRASKA
IOWA
NEVADA
UTAH
COLORADO
KANSAS
MISSOURI
CALIFORNIA
ARIZONA
NEW MEXICO
OKLAHOMA
ARKANSAS
TEXAS
LOUISIANA
MEXICO
Basin
Aladdin
1 M lbs. indicated
0.1 M lbs. inferred
35-75
Coal-Hill
Powder River Basin
Gas Hills
10.6 M lbs. M&I resources
0.5 M lbs. inferred
Wind River Basin
Dewey Burdock
17.1 M lbs. M&I resources
0.7 M lbs. inferred
LMB Shirley Basin
Shirley Basin
Juniper Ridge
6 M lbs. indicated
0.5 M lbs. inferred
Sand Wash
Centennial
10.1 M lbs. indicated
2.3 M lbs. inferred
Front Range
Tidwell District
Paradox Basin
Moonshine Springs
enCore Energy control ~40% (468 sq. miles) of the mineral rights in the Grants Mineral District
Nose Rock
Grants Mineral District
Crownpoint & Hosta Butte
26.6 M lbs. indicated
6.4 M lbs. inferred
Marquez-Juan Tafoya
18 M lbs. indicated
2.5 M lbs. inferred
West Largo
Ambrosia Lake Treeline
Butler Ranch
Upper Spring Creek
Texas Gulf Coast
Rosita ISR Central Procesing Plant
Rosita
Kingsville Dome Central Procesing Plant
Alta Mesa
INDEX MAP
500 mi
Legend
Principal Projects
Established Projects
Fully licensed ISR Production Facilities
Other Projects
0 50 100 Miles
enCore energy
Midwest Properties
Regional Location Map
EU_US_MidWest_RegionalMap
GCS North American 1983
DATE: 01/11/2022
REV: 0

Figure XX – enCore Energy Corp. mineral property locations

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

enCore’s material properties and projects are the Marquez-Juan Tafoya Uranium Project located in New Mexico, the Crownpoint and Hosta Butte Uranium Project located in New Mexico, the Dewey-Burdock Project located in South Dakota, and the Gas Hills Project located in Wyoming. In addition to enCore’s material properties, enCore also holds the Rosita uranium processing plant and well fields located in Texas. Due to the diversity of the Company’s properties, they are presented below by State.

TEXAS

Rosita Project, Texas

URI’s Rosita uranium processing plant and associated well fields are located in Duval County, Texas on a 200-acre tract of land owned by the Company. The facility is located within the South Texas uranium province, about 22 miles west of the town of Alice. The plant at Rosita was constructed in 1990 and was originally designed and constructed to operate as an up-flow ion exchange facility, in a similar manner to the Kingsville Dome plant. Resin was processed at the Rosita plant, and the recovered uranium was precipitated into slurry, which was then transported to Kingsville Dome for final drying and packaging. Production from the Rosita plant began in 1990 and continued until 1999, when it was placed on standby. In the 2007-2008 period, upgrades were made to the processing equipment and additions to the facility were installed, including revisions to the elution and precipitation circuits, and the addition of a full drying system. Construction terminated when the plant was 95% complete, due to production and price declines. The plant is anticipated to have an operating capacity of 800,000 pounds of U3O8 per year when the upgrades are completed. One satellite ion exchange system is in place at the Rosita project, but it only operated for a short period of time in 2008. On April 18, 2022, the Company provided an update on the progress of the refurbishment of its 100% owned Rosita ISR Central Processing Plant. The Plant modernization and refurbishment is essential to the Company goal of becoming the next producer of American uranium. The modernization and refurbishment is complete and testing has commenced.

The Rosita property holdings consist of mineral leases from private landowners covering approximately 2,759 gross and net acres of mineral rights. All of the leases for the Rosita area provide for payment of sliding scale royalties based on the price of uranium, ranging from 6.25% to 18.25% of uranium sales produced from the leased lands. Under the terms of the leases, the lands can be held after the expiration of their primary term and secondary terms, if restoration and reclamation activities remain ongoing. The leases initially had primary and secondary terms ranging from 2012 to 2016, with provisions to extend the leases beyond the initial terms. URI holds these leases by payment of annual property rental fees ranging from $10 to $30 per acre.

Access to the Rosita project and process facility is good, from an improved company-owned private drive that connects with an unpaved but maintained county road, which in turn connects with Texas Farm to Market Road 3196, about one mile northeast of the intersection of State Highway 44 and FM3196 in Duval County. Electrical power for the Rosita project is readily available, with an industrial-scale power line extending to the Rosita process plant.

Initial production of uranium from the Rosita project, utilizing the ISR process, commenced in 1990, and continued until July 1999. During that time, 2.64 million pounds of U3O8 were produced. Production was halted in July of 1999 due to depressed uranium prices, and it resumed in June 2008. Technical difficulties, coupled with a sharp decline in uranium prices, led to the decision to suspend production activities in October 2008, after the production of 10,200 pounds of U3O8. No production has occurred at Rosita since that time.

Uranium mineralization at the Rosita project occurs as roll-fronts hosted in porous and permeable sandstones of the Goliad Formation, at depths ranging from 125 to 350 feet below the surface.

The Rosita project is comprised of four TCEQ authorized production areas. Production areas 3 and 4 contain limited uranium resources that have yet to be produced. Existing wells in production area 4 were plugged by the prior owner, but the production area authorization remains valid. Production areas 1 and 2 consisted of seven wellfields whose groundwater has been restored by the circulation and processing of approximately 1.3 billion gallons of reverse osmosis treated water. In 2013, URI completed the final phase of TCEQ required stabilization in production areas 1 and 2. URI began plugging wells in production areas 1 and 2 in 2014 and completed those activities in 2016. TCEQ has accepted that plugging was completed in accordance with the approved closure plan. Remaining wells for other uses are being transferred or reclassified in order to complete closure of the two production areas. Completion of the surface reclamation in production areas 1 and 2 was temporarily halted in 2019 and resumed in early 2020 with completion anticipated in 2023 pending acceptance by the TCEQ.

A radioactive material license issued by the TCEQ for the Rosita project is in timely renewal, and on April 14, 2022, the renewal application was updated to meet current license and regulatory requirements. That application has completed administrative review, and the technical review has commenced. The underground injection control permit, issued on October 14, 2014, remains in good standing. Production could resume in areas already included in existing production area authorizations. As new areas are proposed for production, additional authorizations from the TCEQ under the permit will be required. The waste disposal well permit has been renewed.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

Satellite Operations for Rosita Project

Rosita Project Extension, Texas – The Company is advancing wellfield development of mineral resources previously included in the former production area authorization 4 within the Rosita Project radioactive materials license and injection permit boundaries. The mineral resources in this area were never produced and present a rapid opportunity for early production.

Rosita South, Texas – The Company announced positive results from its on-going uranium delineation and exploration drill programs at its 100% owned Rosita South project. The Rosita South project is adjacent to the Rosita Uranium Project. The Rosita South area provides one of the most optimal sources of satellite feed for the Rosita Central Processing Plant. 32 drill holes were reported for a total of approximately 11,000 feet including 20 delineation drill holes and 12 exploration drill holes. The exploration drilling has identified 8 mineralized sands plus an additional 4 potentially mineralized sands, all within 800 feet of the surface, which provide opportunities for discovery of future uranium resources across the entire Rosita project. Delineation drill results established an extension of mineralization in the future Production Area which supports the start-up of production

Butler Ranch Project, Texas. Through its subsidiary URI, the Company acquired the Butler Ranch project from Rio Grande Resources in 2014, as part of a larger property exchange. The property is comprised of non-contiguous fee leases that cover an area of about 438 acres of mineral rights. The Butler Ranch project is located in the southwestern end of Karnes County, Texas, about 45 miles southeast of the city of San Antonio, and 12 miles northwest of the town of Kenedy. The project is situated in the southwestern end of the Karnes County uranium mining district, which was one of the largest uranium production areas in Texas.

Upper Spring Creek Project, Texas. The Company, through its subsidiary URI, is acquiring or has acquired several mineral properties located in South Texas, including the area described generally as the Upper Spring Creek Project area. The property is currently comprised of non-contiguous fee leases that cover an area of approximately 510 acres of surface and mineral rights, and the Company is actively acquiring additional mineral properties for this project. This project area includes mineral properties that were identified in the Signal Equities LLC database that the Company acquired in December 2020. These properties are intended to be developed as satellite ion-exchange plants that will provide loaded resin to the central processing plant at the Rosita Project.

Kingsville Dome, Texas

The Company acquired URI, Inc. (“URI”) as part of the acquisitions related to the Westwater Transaction on December 31, 2020. URI’s Kingsville Dome property is located in Kleberg County, Texas and is situated on several tracts of land leased from third parties. The property is situated approximately eight miles southeast of the city of Kingsville, Texas. The project was constructed in 1987 as an up-flow uranium ion exchange circuit, with complete drying and packaging facilities within the recovery plant. The Kingsville Dome project produced uranium in the period 1988 through 1990, from 1996 to 1999, and most recently from 2007 through 2009.Two independent resin processing circuits and elution systems are part of the plant’s processing equipment, and it also has a single drying circuit. As currently configured, the Kingsville Dome plant has a production capacity of 800,000 pounds of U3O8 per year. Uranium production at Kingsville Dome was suspended in 2009 and the plant has been in a standby status since that time. The plant has two 500 gallon per minute reverse osmosis systems for groundwater restoration. The first unit was idled in 2010 and the second unit was idled in January of 2014, when groundwater restoration was completed. The plant can serve as a processing facility that can accept resin from multiple satellite facilities. In addition to the processing plant, there are four satellite ion exchange systems in the project area. Each of the satellite systems is capable of processing approximately 900 gallons per minute of uranium-bearing ISR fluids from well fields, and these satellite plants can be relocated to alternate extraction sites as needed. As is the case with the main plant, the satellite facilities have been on standby since 2009.

The project is comprised of numerous mineral leases from private landowners, covering an area of approximately 2,434 gross and 2,227 net acres of mineral rights. The leases are held through the payment of annual rents, and the leases provide for the payment of production royalties, ranging from 6.25% to 9.375%, based upon uranium sales from the respective leases. The leases initially had expiration dates ranging from 2000 to 2007; however, URI continues to hold most of these leases through ongoing restoration activities. With a few minor exceptions, the leases contain clauses that permit us to extend the leases not held by production by payment of royalties ranging from $10 to $30 per acre per year

Access to the Kingsville Dome process facility is very good, as an improved company-owned private road connects the facility with Texas Farm to Market Road 1118 about eight miles southeast of Kingsville, Texas, and about four miles east of U.S. Highway 77 at the town of Ricardo. Numerous county and ranch roads, some of which are only intermittently maintained, provide access to the entire project area. Suitable electrical power is present at the site of the Kingsville Dome processing plant, and additional power lines exist throughout the areas of the wellfields across the project area.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

Initial production from the Kingsville Dome uranium deposit commenced in May 1988. From the onset of production until July 1999, URI produced a total of 3.5 million pounds of U3O8 from the project area. Production was suspended in July 1999, due to depressed uranium prices, but resumed in April 2006. Production in 2006 was 94,100 pounds of U3O8, 338,100 pounds in 2007, 252,000 pounds in 2008 and 56,000 pounds in 2009. URI has not produced any uranium at the Kingsville Dome project since 2009.

Uranium mineralization at the Kingsville Dome project occurs as a series of roll-front deposits hosted in porous and permeable sandstones of the Goliad Formation, at depths ranging from 600 to 750 feet beneath the surface. The mineralization is localized along the southwestern to northern flanks of the Kingsville Dome geological feature, which also hosts oil and gas deposits in geological units that are substantially deeper than the Goliad Formation sandstones. The Company does not control those oil and gas deposits.

URI completed the groundwater restoration program during 2013 and entered the required stabilization period. As a result, the Company did not incur any costs related to restoration and reclamation activities during 2020. During 2020, URI conducted stability and standby care activities at the Kingsville Dome project, as required by permits and licenses. There are three production areas authorized by the TCEQ at the Kingsville Dome project. In 2012, restoration was completed within ten wellfields located in production areas 1 and 2. In 2013, the Company continued to sample and observe the wellfields in production areas 1 and 2 during a stabilization period required by TCEQ rules, and on October 15, 2013, URI declared to TCEQ that groundwater restoration was complete in production areas 1 and 2. Groundwater restoration for production area 3 was conducted throughout 2013, completed in December 2013 and simultaneously placed into stability. Subject to regulatory approval, groundwater restoration is completed for the entire project. Since URI began its groundwater activities in 1998, they have processed and cleaned approximately 2.6 billion gallons of groundwater at the Kingsville Dome project.

A radioactive material license issued by the TCEQ is in timely renewal. On September 26, 2012, URI filed the requisite application for renewal of its Underground Injection Control (“UIC”) permit, and on December 12, 2012, URI filed an amendment to the application that would provide for resumption of uranium recovery activities. In June 2016, URI requested to withdraw its UIC permit and resubmit at a later date. The request to withdraw was granted by the TCEQ in April 2017. As new areas are proposed for production, additional authorizations under the area permit will be required.

Vasquez Project, Texas. The Vasquez project is located in Duval County, Texas, a short distance northwest of the town of Hebbronville. The project operated from 2004 through 2008 as a satellite plant operation to the Kingsville Dome Central Processing Plant until the mineral resource was depleted and reclamation commenced. The project is situated on a leased tract of land that is being held until final restoration has been completed. The Vasquez property consists of a mineral lease on 1,023 gross and net acres. While the primary term of the mineral lease expired in February 2008, URI continues to hold the lease by carrying out restoration activities.

SOUTH DAKOTA

The Dewey-Burdock Project, South Dakota

The Company’s 100% owned Dewey-Burdock Project is an ISR uranium project located in the Edgemont uranium district, in South Dakota. Through property purchase agreements, mining leases and/or mining claims, the Dewey-Burdock Project is comprised of approximately 12,613 surface acres and 16,962 net mineral acres. The Dewey-Burdock Project is one of the Company’s initial development priorities. In December 2020, the Company filed an amended and restated NI 43-101 compliant independent Technical Report and PEA for the Dewey-Burdock Project prepared by Woodard & Curran and Rough Stock Mining Services (the “Dewey- Burdock PEA”) with an effective date of December 3, 2019. The amended and restated report presents the following resources for the Dewey-Burdock Project.

2019 Mineral Resource Estimate Summary (Effective date-December 3,2019)

ISR Resources	Measured	Indicated	M & I	Inferred
Pounds	14,285,988	2,836,159	17,122,147	712,624
Tons	5,419,779	1,968,443	7,388,222	645,546
Avg. GT	0.733	0.413	0.655	0.324
Avg. Grade (% U3O8)	0.132%	0.072%	0.116%	0.055%
Avg. Thickness (ft)	5.56	5.74	5.65	5.87

Note:	Resource pounds and grades of U3O8 were calculated by individual grade-thickness contours. Tonnages were estimated using average thickness of resource zones multiplied by the total area of those zones.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

The Company’s Dewey-Burdock Project received its Source and Byproduct Materials License SUA-1600 on April 8, 2014 from the NRC, covering 10,580 acres. The Company controls the mineral and surface rights for the area pertaining to the NRC license.

In December 2020, a petition for review of contentions previously resolved in favor of the Company and the NRC staff was filed by certain petitioners with the United States Court of Appeals for the District of Columbia Circuit (the “DC Circuit Court”). Final briefs in this proceeding were filed on July 22, 2021 and oral arguments were held on November 9, 2021. On August 9, 2022, the Company announced that the DC Circuit Court issued an opinion that deemed that the actions taken by NRC in its licensing of the Dewey- Burdock Project were lawful and denied the petitioners request for further review. On September 23, 2022, the petitioners requested from the DC Circuit Court an en banc review. Despite the requested en banc review, the current full effectiveness of the Company’s NRC license for its Dewey-Burdock Project remains in place and the Company does not expect this petition for review to be successful. The Company has previously prevailed at both the Atomic Safety and Licensing Board and the NRC Commission on these issues.

In November 2020, the EPA issued the Company their final Class III and Class V UIC permits, and associated aquifer exemption, for the Dewey-Burdock Project. After the permits being issued, the Class III and Class V UIC permits were appealed to the Environmental Appeals Board (the “EAB”). The aquifer exemption was appealed to the United States Court of Appeals for the Eighth Circuit (the “Eighth Circuit”). The EAB proceeding has been stayed until such time as the DC Circuit Court renders a decision disposing of the challenge to the National Historic Preservation Act compliance in connection with the Dewey-Burdock Project that is pending before it. Further, the proceeding before the Eighth Circuit has been held in abeyance pending the resolution of the EAB and NRC proceedings. The Company does not expect either of these appeals with respect to the EPA approvals to be successful.

The Company submitted applications to the Department of Agriculture and Natural Resources (DANR) in 2012 for its Groundwater Discharge Plan (“GDP”), Water Rights (“WR”) and Large Scale Mine Plan (“LSM”) permits. All permit applications have been deemed complete and have been recommended for conditional approval by the DANR staff. The GDP and WR permits are subject to hearing with public participation. The hearing commenced on October 28, 2013 and continued through November 25, 2013, at which point it was determined that the hearing will resume once the NRC and EPA have ruled and set the federal surety. The LSM permit has been finalized subject to continuation of a hearing before the Board of Minerals and Environment, which commenced the week of September 23, 2013, and continued through November 5, 2013, at which point it was determined that the hearing will resume once the NRC and EPA have ruled and set the federal surety. The Company is focused on recommencing the hearing process for the GDP, WR and LSM permits now that the EPA permits and NRC license have been issued. However, the Company has not yet been successful due to the ongoing appeals at the federal level.

The Company continues to be in compliance with existing permitting and licensing requirements. Prior to commencing construction and operations at the Dewey-Burdock Project, the Company requires three state permits to be issued by the DANR, the EAB appeal to be denied or resolved in favor of the Company, certain pre-operational conditions under the Company’s permits and licenses to be satisfied, certain minor permits to be obtained and the development and implementation of mitigation plans for protection of cultural resources under the programmatic agreement.

WYOMING

Gas Hills Project, Wyoming

The Company’s 100% owned Gas Hills Project is located in the historic Gas Hills uranium district situated 45 miles east of Riverton, Wyoming. The Gas Hills Project consists of approximately 1,280 surface acres and 12,960 net mineral acres of unpatented lode mining claims, a State of Wyoming mineral lease, and private mineral leases, within a brownfield site which has experienced extensive development including mine and mill site production. In August 2021, the Company filed a maiden NI 43-101 compliant independent Technical Report and PEA for the Gas Hills Project prepared by WWC Engineering and Rough Stock Mining Services (the “Gas Hills PEA”) with an effective date of June 28, 2021. Importantly, an ISR resource estimate was established and supported by numerous hydrology studies confirming that the resources located below the water table are ideally suited for ISR mining techniques. The Gas Hills PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Gas Hills PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Project consists of four resource areas that contain ISR amenable resources named by Azarga as the West Unit, Central Unit, South Black Mountain, and Jeep. There is an additional non-ISR amenable resource area at the Project named the Rock Hill Unit was as well as other shallow deposits with resources located above the water table that were not considered in the economic assessment portion of this PEA. For the purposes of this PEA, uranium recovery was estimated at 6,507,000 pounds UO at a production rate of 1.0 million pounds UO per year with a long-term uranium price of USD $55.00/pound using a low pH lixiviant.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

Gas Hills Project, Wyoming

Resource Category	Million Tons	Grade eU O %	Attributable U O (M lbs.*)
Measured & Indicated mineral resource (ISR)	3.83	0.101	7.71
Inferred mineral resource (ISR)	0.41	0.052	0.43
Measured & Indicated mineral resource (non-ISR)	3.20	0.048	3.06
Inferred mineral resource (non-ISR)	0.12	0.030	0.06

NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA, completed by WWC Engineering and Rough Stock Mining Services (effective 28 June 2021) (“Gas Hills Technical Report and PEA”).

The uranium mineralization is contained in roll-front deposits hosted by arkosic sandstone beds of the Eocene Wind River Formation. Based on areas of wide-spaced limited historical drilling and areas of past mine production, the Company believes that there is sufficient geological evidence to interpret that mineralization may extend from current mineral resource areas along identified trends. The Company is now focused on commencing the permitting process and growing the ISR-amenable resources at the Gas Hills Project.

Dewey Terrace Project, Wyoming. This project consists of approximately 1,874 acres of surface rights and approximately 7,514 acres of net mineral rights. The Dewey Terrace Project is located adjacent to the Dewey-Burdock Project.

Juniper Ridge Project, Wyoming. The Company, through its subsidiary Azarga, holds the Juniper Ridge project in Carbon County, Wyoming. The project consists of approximately 640 surface acres and 3,240 net mineral acres of unpatented lode mining claims and a State of Wyoming mineral lease, and is located within a brownfield site which has experienced extensive exploration, development, and mine production. Azarga acquired the property through its acquisition of URZ Energy Corp. in July 2018.

Juniper Ridge Project, Wyoming

Project	Million Tons	Grade eU O %	U O (M lbs.*)
Indicated mineral resource (non-ISR)	5.14	0.058	6.01
Inferred mineral resource (non-ISR)	0.11	0.085	0.18

Juniper Ridge Uranium Project, Carbon County, Wyoming USA. Amended and Restated NI 43-101 Mineral Resource and Preliminary Economic Assessment, completed by Douglass L.Beahm, P.E., P.G., Principal Engineer, BRS Inc. and Terrance P. (Terry) McNulty. P.E, D.Sc., T.P McNulty and Associates (effective 9 June 2017).

Shirley Basin Project, Wyoming. The Company, through its subsidiary Azarga, holds the Shirley Basin Project in Wyoming. Azarga acquired the property through its acquisition of URZ Energy Corp. in July 2018.

Aladdin Project, Wyoming. The Company, through its subsidiary Azarga, holds the Aladdin Project in Wyoming which is comprised of private leases that cover approximately 5,166 acres of surface rights and 4,712 acres of net mineral rights located in Wyoming. The Aladdin Project is 80 miles northwest of the Dewey-Burdock Project. Azarga acquired the property through its acquisition of URZ Energy Corp. in July 2018.

Aladdin Project, Wyoming

Project	Million Tons	Grade eU O %	U O (M lbs.)
Indicated mineral resource	0.47	0.111	1.04
Inferred mineral resource	0.04	0.119	0.10

Technical Report on the Aladdin Uranium Project, Cork County, Wyoming, completed by Jerry D.Bush, certified Professional Geologist (effective 21 June 2012).

NEW MEXICO

Crownpoint and Hosta Butte Uranium Project, New Mexico

The Crownpoint and Hosta Butte uranium project (the Project) is located in the Grants Uranium Region. The Grants Uranium Region is located in northwestern New Mexico and is part of the Colorado Plateau physiographic province. The Grants Uranium Region has been the most prolific producer of uranium in the United States. With production as early as 1948, over 347 million lbs. of U3O8 have been produced from the region. The majority was produced during the years 1953 through 1990.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

On February 25, 2022, and revised on March 16, 2022, the Company issued the NI-43-101 Technical Report, Crownpoint and Hosta Bute Uranium Project, McKinley County, New Mexico, USA completed by BRS Inc. and enCore Energy Corp. The report was authored by Douglas L. Beahm, P.E., P.G., Principal, BRS, Inc. and coauthored by Carl Warren, P.E., P.G., Project Engineer, BRS Inc. and W. Paul Goranson, P.E., CEO, enCore Energy Corp. The report provided the following mineral resources.

Total Indicated Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* 0.25 ft%		Total Indicated Resource	enCore Controlled
Crownpoint	Pounds eUO	19,565,000	16,223,000
	Tons	9,027,000	7,321,000
	Avg. Grade % eUO	0.108	0.111

Hosta Butte	Pounds eUO	9,479,000	9,479,000
	Tons	3,637,000	3,637,000
	Avg. Grade % eUO	0.130	0.130

Total Indicated Mineral Resource	Pounds eUO	29,044,000	25,702,000
	Tons	12,664,000	10,958,000
	Avg. Grade % eUO	0.115	0.117

Pounds and tons as reported are rounded to the nearest 1,000

*	GT cutoff: Minimum Grade (% eU3O8) x Thickness (Feet) for Grade > 0.02 % eU3O8.

Total Inferred Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* >0.25 ft%		Total Inferred Resource	enCore Controlled
Crownpoint	Pounds eUO	1,445,000	1,388,000
	Tons	708,000	676,000
	Avg. Grade % eUO	0.102	0.103

Hosta Butte	Pounds eUO	4,482,000	4,482,000
	Tons	1,712,000	1,712,000
	Avg. Grade % eUO	0.131	0.131

Total Inferred Mineral Resource	Pounds eUO	5,927,000	5,870,000
	Tons	2,420,000	2,388,000
	Avg. Grade % eUO	0.122	0.121

Pounds and tons as reported are rounded to the nearest 1,000

*	GT cutoff: Minimum Grade (% eU3O8) x Thickness (Feet) for Grade > 0.02 % eU3O8.

The Project is located in portions of Sections 24, Township 17 North, Range 13 West; Sections 19 and 29, Township 17 North, Range 12 West; and Sections, 3, 9, and 11, Township 16 North, Range 13 West, comprising approximately 3,020 acres mineral estate outright. There are no annual payments, maintenance, or other requirements to be met to maintain the mineral estate subject only to a 3% gross proceeds royalty on uranium mined from the Project. Surface rights are held separately from the mineral rights on the Project. The surface rights have not been removed from development and are not under other restrictions. The property is outside of the Navajo Reservation and is situated on the western edge and to the southwest of the small town of Crownpoint, New Mexico.

The Crownpoint area (Sections 24, Township 17 North, Range 13 West; Sections 19 and 29, Township 17 North, Range 12 West) is different than that the of regulatory status of the Hosta Butte property (Sections, 3, 9, and 11, Township 16 North, Range 13 West). The Crownpoint area of the Project is wholly within NuFuels, Inc.’s (a wholly owned subsidiary of Laramide Resources LTD) Source Materials License SUA-1580 for the in-situ recovery (ISR) of uranium which was issued by the US Nuclear Regulatory Commission (NRC) (http://www.nrc.gov/info-finder/materials/uranium). Water rights have been approved by the New Mexico State Engineer for a portion of the Crownpoint area. Other permits will be required to operate the project at the Crownpoint area. There have been no permits or licenses issued for the Hosta Butte property.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

Uranium mineralization is typical of sandstone hosted roll-front deposits found within the Western US. The Westwater Canyon member of the Morrison Formation is the principal host of uranium mineralization in the vicinity of the Project and is approximately 360 feet thick. For the purposes of estimating mineral resources, the authors subdivided the Westwater Canyon into four vertically and laterally distinct sand units/zones.

In the Crownpoint area, mineralized thickness ranges from the minimum of 2 feet to over 40 feet. Average thickness of all intercepts was 7.6 feet. Average grade – thickness (GT) of all intercepts was 0.77 ft%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.38 % eU3O8. Individual mineralized trends may persist for several thousand feet with trend width typically in the range from 100 up to 400 feet.

In the Hosta Butte area, mineralized thickness ranges from the minimum of 2 feet to over 33 feet. Average thickness of all intercepts was 7.4 feet. Average GT of all intercepts was 0.83 ft%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.52 % eU3O8. Individual mineralized trends may persist for 2,000 thousand feet or more with trend width typically in the range of 100 to 300 feet.

Drilling within the Crownpoint area focused on portions of three sections 19 and 29, T17N, R12W and Section 24 T17N, R13W. Within the Crownpoint area, 482 rotary drill holes and 37 core holes were completed. Drilling within the Hosta Butte area also included three sections, 3, 9, and 11, T16N, R13W. However, the drilling at Hosta Butte focused primarily on Section 3 with 133 rotary holes and 2 cores holes completed. In Sections 9 and 11, T16N, R13W, 14 rotary drill holes and 32 rotary drill holes were completed, respectively.

Marquez-Juan Tafoya Uranium Project, New Mexico

The Marquez-Juan Tafoya Uranium Project (Project) is an advanced-stage exploration property which has been extensively explored in the past by drilling. In the 1970s to early 1980s, extensive mineral exploration was done by drilling defined significant uranium resources on the two properties. Mine and mineral processing infrastructure was constructed by Bokum Resources on the Juan Tafoya portion of the Project, including a 14-foot production shaft (completed to within 200 feet of the mine zone), a 5-foot ventilation shaft, and a partially built mill processing facility and tailings disposal cells. The surface facilities were dismantled and reclaimed in the early 2000s. No mining or mineral processing has occurred at the site.

The Project consists of two adjacent properties; Marquez and Juan Tafoya, that were previously developed by separate mining companies, Kerr-McGee Corporation and Bokum Resources, respectively. This is the first time that the two properties are controlled by one company., The host for known uranium mineralization within the project is the Westwater Canyon member of the Upper Jurassic Morrison Formation. The Westwater deposits dip gently 1-3° to the west. The mineralization is sandstone-type present as coffinite and uraninite within primary trend deposits and varies from 1,800 to 2,500 feet deep.

On June 9, 2021, the Company announced that it had filed a Preliminary Economic Assessment (PEA) Results and combined, N.I. 43-101 Technical Report for its Juan Tafoya-Marquez Project, New Mexico. The PEA was constructed based on a combined and updated NI 43-101 Technical Report using an Indicated resource of 7.1 million tons at a grade of 0.127% eU3O8 for a total of 18.1 million pounds of U3O8. The PEA reports the Net Present Value (“NPV”) for the project that ranges from $20.9 million using $60.00 per pound of yellowcake (U3O8) to $71.2 million using $70.00 per pound of yellowcake with internal rate of returns (“IRR”) ranging from 17% to 39% with corresponding yellowcake prices; these scenarios are pre-tax and assume a 7% discount rate. The break-even price of production is estimated to be $56.00 per pound. The PEA evaluated the economics of mining at Juan Tafoya-Marquez through underground mining and on-site processing (milling) to produce yellowcake. The study has an effective date of June 9, 2021, and was prepared by Douglas L. Beahm, P.E, P.G., of BRS Inc. in cooperation with Terence P. McNulty, P.E., PhD, of McNulty and Associates. The mineral resources used to support the PEA within the report are shown below.

Indicated Mineral Resource

Indicated Mineral Resource
Minimum 0.60 GT	TONS	%eU3O8	Pounds
ROUNDED TOTAL (x 1,000)	7,100	0.127	18,100

Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards.

The Marquez-Juan Tafoya uranium project is approximately 50 miles west-northwest of Albuquerque, New Mexico (Figure 4-1, Location and Access Map). The project is in an area of mostly un-surveyed lands, in what would be Township 13 North, Ranges 04 and 05 West, 23rd Principal Meridian, New Mexico. The Company controls private land leases, Marquez and Juan Tafoya, totaling some 18,712 acres (7,572 ha).

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

Marquez History - Kerr McGee Corporation entered into a mineral lease agreement with the Williams family for the Marquez Property in the early 1970s. In 1973, exploration drilling began. In 1978, Kerr McGee sold a 50% interest in the project to the Tennessee Valley Authority (TVA). At that time, the joint venture proposed mining the uranium deposit by conventional underground methods, with recovery at Kerr McGee’s Ambrosia Lake mill facility. However, with the decrease in the uranium market beginning in 1980, the property was returned to the mineral lease holder. In 2007, Strathmore Minerals Corporation acquired a mineral lease to the Marquez property. Strathmore was subsequently acquired by Energy Fuels who sold the Marquez property to enCore.

Juan Tafoya History - In 1969, mineral leases were acquired in the Juan Tafoya area by Devilliers Nuclear and exploratory drilling began. In the early 1970s, Exxon acquired the rights to 25 small mineral leases, all within the boundary of the Juan Tafoya Land Company (“JTLC”) lease, and began exploratory drilling. In 1975, the JTLC lease was acquired from Devilliers by Bokum Resources Corporation, which subsequently acquired the Exxon mineral leases also. In 1976, Bokum entered into a uranium purchase agreement with Long Island Lighting Company, a New York-based utility. However, with the decrease in the uranium market beginning in 1980, the property was returned to the mineral lease holders. In 2006-07, Neutron Energy Inc. acquired the mineral leases. In 2012, Neutron was acquired by Uranium Resources Inc (now Westwater Resources Inc) and in September 2020, enCore Energy announced the purchase of Westwater Resources’ US uranium assets, including the mineral leases to the Juan Tafoya properties. The purchase was completed on December 31, 2020. enCore has yet to explore on the property.

With the exception of an exploratory drilling permit received by Neutron Energy from the State of New Mexico, and currently held by the Company, no other permits have been obtained for the Project. No mining or mineral processing has been completed on the property. A variety of Federal and State permits will be required prior to any mine and/or mineral processing developments.

The host for known uranium mineralization at the Project, present as coffinite and uraninite, is sandstone deposits within the Westwater Canyon member of the Upper Jurassic Morrison Formation. The Westwater consists of a fluvial sedimentary sequence deposited during a period of wet subtropical climate as the San Juan Basin subsided and filled with synorogenic deposits during a pre-Laramide orogenic event. The major source of the sandstones was from uplifted highlands to the south and southwest; sediments were laid down by coalescing alluvial fans and associated braided streams. The Westwater deposits dip gently 1-3° to the west. Mineralization at the project varies from 1,800 to 2,500 feet deep.

The Westwater sands hosting the uranium mineralization consist of a series of fluvial stacked, quartz-rich arkosic sandstones separated by clay and mudstone beds. The Westwater is 250-325 feet thick at the Project, consisting of four main sand units. The mineralization was formed by the down-gradient movement of groundwater solutions flowing through the arkosic-rich sediments and inter-formational and overlying tuffaceous (volcanic) materials. The uranium was precipitated where the action of pyrite-rich sediments and carbonaceous materials (humates) developed a reducing environment (oxidation-reduction contact). The mineralization is contained within mostly primary (trend-type) mineralized bodies previously deposited synorogentically. These trend-type deposits are similar in nature to those discovered and extensively mined in the Ambrosia Lake Uranium District 20 miles to the west. A lesser amount of the mineralization is possibly post-faulting or redistributed mineralization; perhaps amenable to in-situ recovery methods.

On June 24, 2021, the Company announced the positive Preliminary Economic Assessment and combined N.I. 43-101 Technical Report for the Juan Tafoya-Marquez Project in New Mexico.

Nose Rock, New Mexico. The Nose Rock project is located in McKinley County New Mexico, USA on the northern edge of the Grants Uranium District, approximately 10 miles north-northeast of the Crownpoint and Hosta Butte Uranium Project. The Nose Rock property consists of 42 owned unpatented lode mining claims comprising over 800 acres.

West Largo, New Mexico. The West Largo project consist of approximately 3,840 acres (i.e., six square miles) in McKinley County, New Mexico, along the north-central edge of the Grants Uranium District, approximately 25 miles north of Grants. The majority of the property is held through deeded mineral rights and also includes 75 unpatented lode claims. The property is located on six contiguous sections of land: 17, 19, 20, 21, 28 and 29, all within T15N, R10W. The West Largo Project is about 6 miles northwest of the westernmost deposits in the Ambrosia Lake District and about 5 miles east-northeast of the West Ranch area deposits. The project is accessed via New Mexico Highway 605 north from Grants, N.M., Highway 509 northwest from Ambrosia Lake and unimproved roads west from Highway 509. The West Largo Project was acquired by the Company with the Westwater Assets Acquisition on December 31, 2020. There are no current Mineral Reserves or Mineral Resources on the West Largo property.

Ambrosia Lake-Treeline, New Mexico. The Ambrosia Lake - Treeline Property consists of the Treeline Property owned by the Company and the Ambrosia Lake property that was acquired through the Westwater Assets Acquisition on December 31, 2020. The combined property consists of deeded mineral rights totaling 24,555 acres and a mining lease along with certain unpatented mining claims covering approximately 1,700 acres. The project is located approximately 115 miles west-northwest of Albuquerque, in McKinley and Cibola Counties, Grants Uranium District, New Mexico. The project is situated within the boundaries of the Ambrosia Lake mining district, which is the largest uranium mining area (in terms of pounds of U3O8 production) in the United States. There are no current Mineral Reserves or Mineral Resources on the Ambrosia Lake - Treeline property.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

Checkerboard Mineral Rights, New Mexico. The land position covers approximately 300,000 acres of deeded ‘checkerboard’ mineral rights, also known as the Frisco and Santa Fe railroad grants. They are located within a large area of about 75 miles long by 25 miles wide along trend of the Grants Uranium District. The portion known as the Frisco railroad grants are owned by the Company, and the portion known as the Santa Fe railroad grants were acquired from Westwater on December 31, 2020. The properties are located primarily in McKinley County in northwestern New Mexico. The properties are approximately 125 miles northwest of Albuquerque, and as close as 4 miles from the town of Crownpoint. There are no current uranium resources or reserves on the McKinley Properties.

ARIZONA

Moonshine Springs, Arizona. The Moonshine Springs project is located in Mohave County, Arizona, USA. The project comprises approximately 1000 acres, including 23 owned unpatented lode mining claims along with 7 unpatented lode mining claims and 320 acres of fee land held under lease.

enCore holds the following additional properties and projects located in Arizona, Wyoming, Utah, and Colorado:

Metamin Properties, Arizona, Utah and Wyoming. During the year ended December 31, 2018, the Company entered into an agreement with Metamin Enterprises Inc., a private British Columbia company, to acquire its wholly owned subsidiary, Metamin Enterprises US Inc. (“MEUS”), which includes 13,605 acres of prospective uranium mining properties located in the States of Arizona, Utah and Wyoming, USA, along with drill core, geophysical data, drilling data and equipment related to the properties. MEUS owns or controls three Arizona State mineral leases and 467 unpatented federal lode mining claims covering more than 10,000 acres in the northern Arizona strip district. In Utah and Wyoming, MEUS owns unpatented claims, state leases and private leases covering 4.4 square miles including several former producing mines with historic resources remaining.

Tigris Uranium US Corp. Properties. The Company, through its subsidiary Tigris Uranium US Corp. controls approximately 1,500 and 1,300 mineral acres in Wyoming and Utah, respectively. These mineral holdings consist mostly of unpatented mining claims along with a few Wyoming state leases.

JB Project, Colorado and Utah. The Company, through its subsidiary Azarga, holds the JB Project in Colorado and Utah. Azarga acquired the property through its acquisition of URZ Energy Corp. in July 2018.

Ticaboo Project, Utah. The Company, through its subsidiary Ucolo Exploration Corp. , holds the Ticaboo project in Garfield County, Utah.

VANE Dataset and ROFR, Arizona and Utah. During the year ended December 31, 2018, the Company entered into an agreement with VANE granting the Company exclusive access to certain VANE uranium exploration data and information as well as a first right of refusal (“ROFR”) covering seven of VANE’s current uranium projects in Arizona and Utah. In exchange, the Company issued 3,000,000 common shares of the Company and granted VANE certain back-in rights for any projects developed from the use of the data. The primary term of the agreement is five years and may be renewed by the Company by written notice for three successive renewal periods of three years each (a total of 14 years).

COLORADO

Centennial Project, Colorado

The Centennial Project is located in western Weld County in northeastern Colorado, specifically located in Townships 8, 9 and 10 North; Range 67 West; 6th Principal Meridian. The project is situated within the Cheyenne Basin where uranium was discovered in 1969. RME, a subsidiary of Union Pacific Railroad Corporation, began uranium exploration on its Union Pacific Railroad mineral rights within Weld County, Colorado in 1974 and continued through 1984. In 2006, Powertech Uranium Corp. and its wholly owned subsidiary, Powertech (USA), Inc. acquired uranium rights over this area from Anadarko Petroleum Corp (“Anadarko”), the successor to Union Pacific in ownership of the mineral rights. As part of this acquisition, Powertech Uranium Corp. and/or its subsidiaries (collectively, “Powertech”) has obtained all available historic data from over 3,500 exploratory drill holes, that were completed by RME and other companies in the project area during this time.

Geologically the uranium mineralization within the Centennial Project occurs as epigenetically deposited solution fronts called “roll fronts” within shallow dipping marginal marine sands of the Fox Hills Sandstone of Cretaceous age. The roll fronts consist of several stacked horizons of continuous mineralization occurring at the oxidation/reductions “(redox”) boundary of downward migrating oxidizing solutions which entered the Fox Hills at the outcrop. The configuration of these roll front deposits is typical of shallow, sedimentary uranium deposits that occur within the western United States and are characterized as “C” shaped rolls, convex down gradient, with the highest grade mineralization occurring immediately on the reduced side of the redox boundary.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

Powertech (USA) Inc. (“Powertech”), a wholly-owned subsidiary of enCore Energy Corp., engaged W. Cary Voss, C.P.G., to write an updated National Instrument (NI) 43-101 compliant report, effective on February 25, 2010, on its Centennial Project in order to categorize its resource base under current standards of review. The author, a geologist with an abundance of uranium exploration and mining experience, has first-hand field and data review experience on these and adjacent properties. Mr. Voss is a former employee of Rocky Mountain Energy Company (“RME”), has over 35 years’ experience as a geologist and was familiar with the Centennial Project during its initial exploration and development phases. Mr. Voss was also instrumental in the development and use of the RME project exploration and resource calculation techniques used on this and other RME uranium properties. The results of the updated technical report are as follows.

Centennial Project,

Project	Million Tons	Grade eU O %	U O (M lbs.*)
Indicated mineral resource	6.87	0.090	10.37
Inferred mineral resource	1.36	0.090	2.33

Powertech received approval from the Colorado Division of Reclamation, Mining and Safety (“DRMS”) in 2008, through the filing of a Notice of Intent to conduct Prospecting Operations (“NOI”), for the completion of selected rotary drill holes, core holes and water wells. Since the issuance of the NOI,16 water wells and 2 core holes had been completed on the project. These wells were developed for the purpose of conducting a pumping test to investigate aquifer characteristics and the quality of groundwater in the vicinity of Powertech’s initial proposed well field. To date, this report, the pumping test has not yet been conducted. 454 feet of core was collected from the two core holes and selected intervals of two water wells. Laboratory analyses were performed on this core to examine the nature of the uranium mineralization, as well as the physical characteristics of the host sandstones and confining units in the subsurface. A total of 8,677 feet of drilling was completed at the project site.

USE OF PROCEEDS FROM PREVIOUS FINANCING

On March 25, 2022, the Company completed a “bought deal” prospectus offering pursuant to which the Company sold an aggregate of 19,607,842 units of the Company at a price of $1.53 per unit for aggregate gross proceeds of $29,999,998.26. The following table outlines the proposed use of proceeds from the offering as proposed on the closing date and as of September 30, 2022:

The Company plans to use the net proceeds to maintain and advance the Company’s material properties, acquire properties, plant upgrades, maintenance and refurbishment, and for general corporate and working capital purposes.

	Proposed use of net proceeds	Through 31-Dec-22	Through 30-Sep-22	Through 30-Jun-22
Crownpoint Hosta Butte Uranium Project	1,100,000	-	45,495	45,095
Marquez-Juan Tafoya Uranium Project	1,750,000	-	322,806	201,251
Dewey-Burdock Project	1,500,000	-	589,887	242,114
Gas Hills Project	1,150,000	-	251,315	73,859
Upper Spring Creek	700,000	-	2,921,550	2,325,398
Rosita Plant	4,250,000	-	1,189,114	397,029
Rosita Satellite Projects	1,900,000	-	3,468,040	2,755,978
Kingsville Dome	4,850,000	-	422,769	146,580
Contingency	1,984,500	-	549,952	482,341
Working Capital	9,165,498	-	10,758,978	5,463,987
Total:	$28,349,998	-	$20,519,906	$12,133,632

Notes:

(1)	The above table is not presented according to accounting standards.
(2)	Gross proceeds from the Offering were $29,999,998. Cash commissions and other financing related expenses were $1,612,500.
(3)	The Company planned to use the net proceeds to maintain and advance the Company’s material properties, acquire properties, plant upgrades, maintenance and refurbishment, and for general corporate and working capital purposes.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

SELECTED ANNUAL INFORMATION

Year ended December 31, 2021

The following is a summary of selected information of the Company for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Total revenues	-	-	-
Loss	(10,734,316)	(2,216,861)	(1,372,678)
Earnings (loss) per share (basic and diluted)	(0.05)	(0.01)	(0.01)
Total assets	202,085,659	23,442,963	8,287,129
Deferred exploration and evaluation expenditures in the year	2,954,815	309,949	307,916
Dividends declared	-	-	-

During the year ended December 31, 2021, the Company recorded stock option expense of $1,787,046 (2020 - 1,079,962) and staff costs of $1,983,446 (2020 - 538,838).

QUARTERLY INFORMATION

Quarter ended September 30, 2022

The following selected financial data is prepared in accordance with IFRS for the last eight quarters ending with the most recently completed quarter:

	September 30,	June 30,	March 31,	December 31,
	2022	2022	2022	2021
Operating expenses, excluding stock option expense	$(3,953,768)	$(3,069,561)	$(3,531,130)	$(2,917,242)
Stock option expense	(2,053,837)	(2,377,371)	(1,555,127)	(368,552)
Interest income	133,310	80,518	7,198	3,659
Miscellaneous income	2,312
Foreign exchange gain	38,672	334	(16,183)	(1,071)
(loss) Loss on contract termination	-	-	-	(6,050)
Gain on change in ARO estimate	-	-	-	2,155,949
Gain on sale of physical uranium	395	186	44,317	1,153
Gain (loss) on investment in uranium	-	-	-	(109,198)
Gain (loss) on marketable securities	(113,083)	1,243,908	-	-
Gain (loss) on divestment of mineral interest rights	226	2,009,658	61,385	(198)
Gain (loss) from investment in associate	(577,186)	(84,156)	(102,274)	(363,438)
Loss	$(6,522,959)	$(2,196,484)	$(5,091,814)	$(3,760,937)
Basic and diluted earnings (loss) per share[1]	$0.05	$0.03	$(0.08)	$(0.06)

	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
Operating expenses, excluding stock option expense	$(2,362,271)	$(1,909,744)	$(2,573,564)	$(557,798)
Stock option expense	(408,617)	(490,210)	(519,667)	(672,723)
Interest income	3,762	9,378	9,508	7,263
Foreign exchange gain (loss)	2,580	27,956	4,709	65,762
Loss on contract termination	(3,441,075)	-	-	-
Gain (loss) on extinguishment of accounts payable	-	(730)	(730)	(730)
Gain on sale of physical uranium	655,755	-	-	-
Gain (loss) on investment in uranium	1,366,299	690,838	-	-
Gain (loss) on divestment of mineral interest rights	(387)	21,965	(134,088)	-
Gain (loss) from investment in associate	(18,608)	(44,971)	(18,897)	(14,657)
Loss	$(4,202,542)	$(1,694,788)	$(3,231,999)	$(1,172,884)
Basic and diluted loss per share[1]	$(0.05)	$(0.03)	$(0.06)	$(0.03)

[1]	Basic and diluted loss per share has been adjusted to reflect the share consolidation that occurred on September 14, 2022.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

RESULTS OF OPERATIONS

Three months ended September 30, 2022

The consolidated net loss for the three months ended September 30, 2022 was $5,945,773 compared to $4,202,542 for the three months ended September 30, 2021. The significant changes between the current period and the comparative period are discussed below:

●	The Company recognized an unrealized loss on marketable securities of ($113,083) for the three months ended September 30, 2022 compared to an unrealized gain of $nil for the three months ended September 30, 2021. This change reflects the Company’s investment in America Future Fuels Corp.

●	The Company recognized a loss of ($577,186) as a result of the write-off of the Company’s investment in Group 11 Technologies Inc. in the three months ended September 30, 2022 compared to an unrealized loss on investment of $84,156 for the three months ended September 30, 2021.

●	Stock option expense was $2,053,837 for the three months ended September 30, 2022 compared to $408,617 for the three months ended September 30, 2021. Significant stock option grants over the last 12 months have caused an expected increase in stock option expense.

●	Staff costs were $1,435,505 for the three months ended September 30, 2022 compared to $538,802 for the three months ended September 30, 2021. The increase in staff costs relates to the addition of key executive and administrative positions as well as the addition of board stipends in 2022.

●	In the three months ended September 30, 2021, the company recognized a contract termination fee of $3,441,075. No comparable fee was recognized in the three months ended September 30, 2022.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2022, the Company had cash and cash equivalents of $17,376,460 (2021 - $11,649,157) and working capital of $26,794,274 (2021 - $7,141,013). The Company has no significant source of operating cash flows and operations to date have been funded primarily from the issue of share capital. Management estimates that it has adequate working capital to fund its planned activities for the next year. However, the Company’s long-term continued operations are dependent on its abilities to monetize assets, raise additional funding from loans or equity financings, or through other arrangements. There is no assurance that future financing activities will be successful.

In March 2022, the Company issued 19,607,842 units for a “bought deal” prospectus offering at a price of $1.53 per unit, for gross proceeds of $29,999,998. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $2.00 for a period of two years. The Company paid commissions totaling $1,612,500 and issued 1,053,922 finders’ warrants. The finder’s warrants are exercisable into one unit of the Company at a price of $1.53 for two years from closing.

From January 1 through September 30, 2022, the Company issued:

●	1,190,176 shares for warrants exercised for gross proceeds of $1,076,994

●	785,416 shares for stock options exercised for gross proceeds of $1,107,229

●	193,348 shares for compensation to a vendor for services rendered, valued at $795,119

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

TRANSACTIONS WITH RELATED PARTIES

Key management personnel and compensation

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of directors and senior management including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Administrative Officer.

The amounts paid to key management or entities providing similar services are as follows:

	Nine months ended September 30,
	2022	2021
Consulting[1]	$88,789	$-
Data acquisition[2]	71,756	-
Director’s Fees[3]	106,151	-
Office and administration	-	16,800
Staff costs	1,193,740	788,399
Stock option expense	4,901,441	812,267
Total key management compensation	$6,361,877	$1,617,466

[1]	During the nine months ended September 30, 2022, the Company incurred communications & community engagement consulting fees of $88,789 according to a contract with Tintina Holdings, Ltd., a company owned and operated by the spouse of the Company’s executive chairman.

[2]	In June of 2022, the Company acquired access to the Getty database pursuant to a purchase agreement with Platoro West Inc., a company owned and operated by the Company’s executive chairman.

[3]	Director’s Fees are included in staff costs on the comprehensive statement of income (loss) and other comprehensive income (loss).

During the nine months ended September 30, 2022, the Company granted 2,566,667 options to related parties (2021 – 150,000).

Related party liabilities

		As at
		September 30, 2022	December 31, 2021
Tintina Holdings, Ltd	Consulting services	$37,388	$8,739
Officers and board members	Expense reimbursements	14,837	-
		$52,225	$8,739

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Please refer to the September 30, 2022 unaudited condensed consolidated financial statements on www.sedar.com.

OFF BALANCE SHEET ARRANGEMENTS

At September 30, 2022 the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The Company has prepared its unaudited condensed consolidated financial statements in accordance with IFRS. Note 2 to the audited consolidated financial statements for the year ended December 31, 2021 provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on the Company’s financial statements or may have an impact in future periods. Changes resulting from the current year adoption of new accounting standards are described in Note 2 of the Company’s Consolidated financial statements for the year ended December 31, 2021.

The preparation of consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. There have been no changes to the Company’s approach to critical accounting estimates since December 31, 2021, and readers are encouraged to refer to the critical accounting policies and estimates as described in the Company’s audited consolidated financial statements for the years ended December 31, 2021.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

DISCLOSURE CONTROLS AND PROCEDURES

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the condensed consolidated interim financial statements for the period ended September 30, 2022 and this accompanying MD&A (together, the “Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company on SEDAR at www.sedar.com.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

OTHER MD&A REQUIREMENTS

Additional disclosure of the Company’s technical reports, material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com.

CONTINGENCIES

There are no contingent liabilities that have not been disclosed herein.

PROPOSED TRANSACTIONS

There are no proposed transactions at this time.

RISK FACTORS AND UNCERTAINTIES

Prior to making an investment decision, investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Company consider the risks set out below to be the most significant to potential investors in the Company but are not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware, or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline, and investors may lose all or part of their investment.

Availability of financing

There is no assurance that additional funding will be available to the Company for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to the production decision or to place a property into commercial production. There can be no assurance that enCore will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Title matters

While the Company has performed its diligence with respect to title of its properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements of transfer or other adverse land claims, and title may be affected by undetected defects.

Management

The Company is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the Company.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

Economics of developing mineral properties

Mineral exploration and development include a high degree of risk and few properties which are explored are ultimately developed into producing mines.

With respect to the Company’s properties, should any mineral resource exist, substantial expenditures will be required to confirm that mineral reserves which are sufficient to commercially mine exist on its current properties, and to obtain the required environmental approvals and permits required to commence commercial operations. Should any resource be defined on such properties, there can be no assurance that the mineral resources on such properties can be commercially mined or that the metallurgical processing will produce economically viable, merchantable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (i) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (ii) availability and costs of financing; (iii) ongoing costs of production; (iv) market prices for the minerals to be produced; (v) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (vi) political climate and/ or governmental regulation and control.

The ability of the Company to sell and profit from the sale of any eventual mineral production from any of the Company’s properties will be subject to the prevailing conditions in the global mineral’s marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changing attitudes of consumers and other end-users’ demand for mineral products. Many of these factors are beyond the control of the Company and therefore represent a market risk which could impact the long-term viability of the Company and its operations.

Foreign Exchange Risk

A portion of the Company’s financial assets and liabilities are denominated in US dollars. The Company monitors this exposure but has no hedge positions. The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and due to related parties, that are denominated in US dollars. September 30, 2022, a 10% change in the value to the US dollar as compared to the Canadian dollar would affect net loss and shareholders’ equity by approximately $379,930.

Credit Risk

Credit risk arises from cash held with banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. The Company’s cash is primarily held with a major Canadian bank.

Interest Rate Risk

Interest rate risk mainly arises from the Company’s cash, which receive interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities and amounts due to related parties are payable in less than 90 days. The Company prepares annual exploration and administrative budgets and monitors expenditures to manage short-term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

Stage of Development

The Company’s properties are in the exploration stage and the Company does not have an operating history. Exploration and development of mineral resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. The amounts attributed to the Company’s interest in its properties as reflected in its financial statements represent acquisition and exploration expenses and should not be taken to represent realizable value. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors such as unusual or unexpected geological formations, and other conditions.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

Profitability of Operations

The Company is not currently operating profitably, and it should be anticipated that it will operate at a loss at least until such time as production is achieved from one of the Company’s properties, if production is, in fact, ever achieved. The Company has never earned a profit. Investors also cannot expect to receive any dividends on their investment in the foreseeable future.

Uranium and Other Mineral Industries Competition is Significant

The international uranium and other mineral industries are highly competitive. The Company will be competing against competitors that may be larger and better capitalized, have state support, have access to more efficient technology, and have access to reserves of uranium and other minerals that are cheaper to extract and process. As such, no assurance can be given that the Company will be able to compete successfully with its industry competitors.

Fluctuations in Metal Prices

Although the Company does not hold any known mineral reserves of any kind, its future revenues, if any, are expected to be in large part derived from the future mining and sale of uranium and other metals or interests related thereto. The prices of these commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the prices of uranium and other metals, and therefore the economic viability of the Company’s operations, cannot be accurately predicted. Depending on the price obtained for any minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

The Company’s Operations are Subject to Operational Risks and Hazards Inherent in the Mining Industry

The Company’s business is subject to a number of inherent risks and hazards, including environmental pollution; accidents; industrial and transportation accidents, which may involve hazardous materials; labor disputes; power disruptions; catastrophic accidents; failure of plant and equipment to function correctly; the inability to obtain suitable or adequate equipment; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings, pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technical failure of mining methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s uranium and other mineral properties, personal injury or death, environmental damage, delays in the Company’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Mineral Reserve and Resource Estimates are Only Estimates and May Not Reflect the Actual Deposits

Reserve and resource figures included for uranium and other minerals are estimates only and no assurances can be given that the estimated levels of uranium and other minerals will actually be produced or that the Company will receive the uranium and other metal prices assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and exploration results and industry practices. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. While the Company believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium and other metals, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

Exploration, Development and Operating Risk

The exploration for and development of uranium and other mineral properties involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical, drilling and other related costs which appear to be rising; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Government Regulation

The Company’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Company believes its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the Amendments to current laws and regulation governing operations or more stringent implementation thereof could have a substantial impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has No History of Mineral Production or Mining Operations

The Company has never had uranium and other mineral producing properties. There is no assurance that commercial quantities of uranium and other minerals will be discovered at the properties or other future properties nor is there any assurance that the Company’s exploration program thereon will yield positive results. Even if commercial quantities of uranium and other minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where uranium and other mineral resources can profitably be produced therefrom. Factors which may limit the ability of the Company to produce uranium and other mineral resources from its properties include, but are not limited to, the spot prices of metals, availability of additional capital and financing and the nature of any mineral deposits. The Company does not have a history of mining operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares can be resold without material restriction in Canada.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

Depending upon the composition of the Company’s gross income or its assets, the Company could be classified as a passive foreign investment company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the common shares.

The Russian invasion of Ukraine is recent and the implications on the global economy, energy supplies, and the uranium and nuclear fuel market are uncertain but may prove to negatively impact our operations.

The short and long-term implications of Russia’s invasion of Ukraine are difficult to predict currently. In addition to the possible adverse effects on the global economy, the war may result in impacts felt more directly by the nuclear fuel industries and uranium producers specifically. While the imposition of sanctions and counter sanctions may have an adverse effect on energy and economic markets generally, the vast reliance by the U.S. and other nations on uranium exported from Russia and Russian-controlled or influenced sources, including Kazakhstan and Uzbekistan, could result in an even greater impact related to global supply and pricing. While in the short-term such a reordering of global supply could result in higher uranium prices, the long-term impact on the global demand for uranium is uncertain and may be negative. To the extent the war in Ukraine may adversely affect our business as discussed above, it may also have the effect of heightening many of the other risks described in this section, such as those relating to cyber-security, supply chain, inflationary and other volatility in prices of goods and materials, and the condition of the markets including as related to our ability to access additional capital, any of which could negatively affect our business. Because of the highly uncertain and dynamic nature of these events, it is not currently possible to estimate the impact of the Russian – Ukraine war on our business.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A, and certain documents incorporated by reference herein, contain “forward-looking statements” within the meaning of applicable securities legislation In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company believes the expectations reflected in those forward -looking statements are reasonable, but there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

In particular, this MD&A includes forward-looking statements pertaining to the following, among others:

●	business strategy, strength and focus;

●	proposed future expenditures;

●	the satisfaction of certain conditions in respect of certain properties in which the Company may obtain an interest;

●	the granting of regulatory approvals;

●	the timing and receipt of regulatory approvals;

●	the resource potential of the Company’s properties;

●	the estimated quantity and quality of mineral resources;

●	projections of market prices, costs and the related sensitivity of distributions;

●	expectations regarding the ability to raise capital and to continually add to resources through acquisitions and development;

●	treatment under governmental regulatory regimes and tax laws, and capital expenditure programs;

●	expectations with respect to the Company’s future working capital position; and

●	capital expenditure programs.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

With respect to forward-looking statements contained in this MD&A, assumptions have been made regarding, among other things:

●	the future price of commodities;

●	geological estimates in respect of mineral resources;

●	future development plans for the Company’s properties unfolding as currently envisioned;

●	future capital expenditures to be made by the Company;

●	future sources of funding for the Company’s capital program;

●	the Company’s future debt levels;

●	the ability of the Company to make payments required to maintain its existing and future exploration licenses and option agreements in good standing;

●	the timing, amount and cost of estimated future production;

●	costs and timing of the development of new deposits;

●	the regulatory framework governing royalties, taxes and environmental matters in Nevada and any other jurisdictions in which the Company may conduct its business in the future;

●	the impact of any changes in the applicable laws;

●	the ability of the Company to obtain exploration licenses, access rights, approvals, permits and licenses, and the timing of receipt of such items;

●	the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner;

●	the impact of increasing competition on the Company;

●	the intentions of the Company’s board of directors will respect to executive compensation plans and corporate governance programs; and

●	future exchange rates will be consistent with the Company’s expectations.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors below and elsewhere in this MD&A:

●	the speculative nature of exploration, appraisal and development of mineral properties;

●	there are no known mineral resources or commercial quantities of mineral reserves on the Company’s properties;

●	uncertainties in access to future funding for exploration and development of the Company’s properties;

●	changes in the cost of operations, including costs of extracting and delivering minerals to market, that affect potential profitability of the Company;

●	operating hazards and risks inherent in mineral exploration and mining;

●	volatility in global equities, commodities, foreign exchange, market price of precious and base metals and a lack of market liquidity;

●	unexpected costs or liabilities for environmental matters, including those related to climate change;

●	changes to laws or regulations, or more stringent enforcement of current laws or regulations;

●	ability of the Company to obtain and maintain required exploration licenses, access rights, approvals or permits;

●	unexpected defects in the Company’s rights or title to its properties, or claims by other parties over the Company’s properties;

●	competition for financial resources and technical facilities;

●	ability of the Company to retain the services of its directors or officers;

●	in case the Company disposes of its properties, it may not be able to acquire other mineral properties of merit;

●	unexpected and uninsurable risks may arise;

●	limitations on the transfer of cash or assets between the Company and its foreign subsidiaries, or among such subsidiaries, could restrict the Company’s ability to fund its operations efficiently;

●	changes in the political and related legal and economic environment in jurisdictions in which the Company operates; and

●	the other factors discussed under “Risk Factors” in this MD&A.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements in this MD&A are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws.

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

OUTSTANDING SHARE DATA AS AT THE DATE OF THIS MD&A

a)	Issued share capital: 108,410,226 common shares.

b)	Outstanding stock options:

Expiry Date	Outstanding Options	Exercise Price ($)
November 29, 2022	2,500	4.320
December 31, 2022	62,500	0.600
December 31, 2022	96,250	1.920
December 31, 2022	63,125	1.840
December 31, 2022	78,625	1.398
December 31, 2022	112,994	2.400
February 7, 2023	25,000	1.920
February 7, 2023	15,625	1.840
February 7, 2023	20,312	1.398
February 7, 2023	25,390	2.400
May 15, 2023	125,000	0.180
August 22, 2023	135,625	1.920
January 8, 2024	35,833	0.370
March 27, 2024	16,667	0.400
March 31, 2024	95,833	4.710
May 23, 2024	121,875	1.840
June 3, 2024	1,072,917	0.450
October 19, 2024	66,667	5.760
May 19, 2025	166,562	1.398
May 21, 2025	955,000	0.615
September 1, 2025	50,000	1.050
September 10, 2025	475,000	1.349
October 5, 2025	25,000	1.200
November 25, 2025	33,333	1.245
December 7, 2025	13,333	1.440
January 28, 2026	53,333	2.820
February 26, 2026	145,000	3.240
May 13, 2026	208,202	2.400
May 26, 2026[1]	145,000	4.320
July 7, 2026	53,333	3.780
December 1, 2026	33,333	5.400
December 3, 2026	31,667	5.190
January 10, 2027	16,667	5.010
February 14, 2027[2]	2,360,000	4.200
May 2, 2027	83,333	4.320
June 1, 2027	166,667	3.750
July 15, 2027	133,333	3.210
November 1, 2027	148,334	3.650
November 14, 2027	50,000	3.250
	7,519,170

enCore Energy Corp.
Management’s Discussion and Analysis
For the nine months ended September 30, 2022 and 2021

c)	Outstanding share purchase warrants:

Expiry Date	Outstanding Warrants	Exercise Price
December 31, 2022	312,356	2.22
April 17, 2023	105,417	1.59
October 22, 2023[1]	1,292,111	1.80
March 9, 2024	158,917	3.00
March 9, 2024[2]	2,271,896	3.90
March 25, 2024	351,307	4.59
March 25, 2024	3,267,974	6.00
	7,759,978

[1]	Power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $1.80 for 36 months. Power warrants exercisable into one share and one-half warrant. Each whole warrant is exercisable at $3.90 for 36 months.